UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  8)1

Green Dot Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

39304D102

(CUSIP Number)

JEFFREY B. OSHER

Harvest Capital Strategies LLC

600 Montgomery Street, Suite 1700

San Francisco, California 94111

(415) 869-4433

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 26, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

JEFFREY B. OSHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,357,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,357,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,357,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HARVEST CAPITAL STRATEGIES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,307,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,307,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,307,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,463,207
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,463,207
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,463,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		843,793
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

843,793
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

843,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HARVEST SMALL CAP PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		501,924
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

501,924
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

501,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

HSCP STRATEGIC I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		961,283
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

961,283
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

961,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 39304D102

1	NAME OF REPORTING PERSON

CRAIG BAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 39304D102

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. As of the close of business on September 27, 2017, the Reporting Persons collectively owned an aggregate of 2,361,000 Shares, constituting approximately 4.7% of the Shares outstanding.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 843,793 Shares beneficially owned by Harvest Small Cap Master is approximately $13,690,443, including brokerage commissions.  The aggregate purchase price of the 501,924 Shares beneficially owned by Harvest Small Cap is approximately $8,019,535, including brokerage commissions.  The aggregate purchase price of the 961,283 Shares beneficially owned by HSCP Strategic is approximately $20,989,093, including brokerage commissions. The Shares held in the Osher Family Accounts were purchased in the open market with personal funds. The aggregate purchase price of the 50,000 Shares held in the Osher Family Accounts is approximately $793,022, including brokerage commissions. The aggregate purchase price of the 4,000 Shares beneficially owned by Mr. Baum is approximately $70,058, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 50,455,565 Shares outstanding, as of July 31, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2017.

A.	Mr. Osher
(a)	As of the close of business on September 27, 2017, 50,000 Shares were held in the Osher Family Accounts, which Mr. Osher may be deemed to beneficially own. In addition, Mr. Osher, as the portfolio manager of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic and as a managing director of Harvest Capital, may be deemed the beneficial owner of the (i) 843,793 Shares owned by Harvest Small Cap Master, (ii) 501,924 Shares owned by Harvest Small Cap and (iii) 961,283 Shares owned by HSCP Strategic.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 2,357,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,357,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares on behalf of each of Harvest Small Cap Master, Harvest Small Cap, HSCP Strategic and through the Osher Family Accounts since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
9

CUSIP NO. 39304D102

B.	Harvest Capital
(a)	Harvest Capital, as the investment manager of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic, may be deemed the beneficial owner of the (i) 843,793 Shares owned by Harvest Small Cap Master, (ii) 501,924 Shares owned by Harvest Small Cap and (iii) 961,283 Shares owned by HSCP Strategic.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 2,307,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,307,000
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Capital has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D. The transactions in the Shares on behalf of each of Harvest Small Cap Master, Harvest Small Cap and HSCP Strategic since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	Harvest Small Cap GP
(a)	Harvest Small Cap GP, as the general partner of Harvest Small Cap and HSCP Strategic, may be deemed the beneficial owner of the (i) 501,924 Shares owned by Harvest Small Cap and (ii) 961,283 Shares owned by HSCP Strategic.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 1,463,207
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,463,207
4. Shared power to dispose or direct the disposition: 0

(c)	Harvest Small Cap GP has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D. The transactions in the Shares on behalf of each of Harvest Small Cap and HSCP Strategic since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	Harvest Small Cap Master
(a)	As of the close of business on September 27, 2017, Harvest Small Cap Master beneficially owned 843,793 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 843,793
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 843,793
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap Master since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
10

CUSIP NO. 39304D102

E.	Harvest Small Cap
(a)	As of the close of business on September 27, 2017, Harvest Small Cap beneficially owned 501,924 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 501,924
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 501,924
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Harvest Small Cap since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
F.	HSCP Strategic
(a)	As of the close of business on September 27, 2017, HSCP Strategic beneficially owned 961,283 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 961,283
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 961,283
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by HSCP Strategic since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
G.	Mr. Baum
(a)	As of the close of business on September 27, 2017, Mr. Baum directly owned 4,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 4,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 4,000 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Baum since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

11

CUSIP NO. 39304D102

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        As of September 26, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed in Amendment No. 7 to the Schedule 13D, Harvest Capital and certain of its affiliates (collectively, “Harvest”) entered into a Sales Trading Plan Agreement (the “Sales Plan”) with Goldman Sachs & Co. LLC (“GS”), dated August 21, 2017, for the purpose of effecting sales of Shares of the Issuer in compliance with, among other things, Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The Sales Plan is tiered based upon certain volume and pricing thresholds and allows for the sale of Shares by GS on behalf of Harvest. Shares sold pursuant to the Sales Plan may only be sold in accordance with trading requirements adopted by the Reporting Persons, and there can be no assurance as to how many Shares, if any, will be sold pursuant to the Sales Plan or at what price any such Shares will be sold.

12

CUSIP NO. 39304D102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2017

Harvest Small Cap Partners Master, Ltd.

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners, LP

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

HSCP Strategic I, LP

By:	Harvest Capital Strategies LLC Investment Manager

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Capital Strategies LLC

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

Harvest Small Cap Partners GP, LLC

By:	Harvest Capital Strategies LLC Investment Manager of the Limited Partner

By:	/s/ Jeffrey B. Osher
	Name:	Jeffrey B. Osher
	Title:	Managing Director

/s/ Jeffrey B. Osher
JEFFREY B. OSHER

/s/ Craig Baum
CRAIG BAUM

13

CUSIP NO. 39304D102

SCHEDULE B

Transactions in the Shares Since the Filing of Amendment No. 7 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

HARVEST SMALL CAP PARTNERS MASTER, lTD.

Sale of Class A Common Stock	(26,187)	46.4987	8/22/2017
Sale of Class A Common Stock	(19,876)	46.5885	8/22/2017
Sale of Class A Common Stock	(18,495)	46.8098	8/23/2017
Sale of Class A Common Stock	(20,200)	46.7960	8/23/2017
Sale of Class A Common Stock	(18,835)	47.5239	8/24/2017
Sale of Class A Common Stock	(5,565)	48.5987	9/20/2017*
Sale of Class A Common Stock	(17,436)	48.6140	9/20/2017*
Sale of Class A Common Stock	(6,072)	48.3592	9/21/2017*
Sale of Class A Common Stock	(14,676)	48.3468	9/21/2017*
Sale of Class A Common Stock	(5,928)	48.5337	9/22/2017*
Sale of Class A Common Stock	(18,356)	48.5446	9/22/2017*
Sale of Class A Common Stock	(5,926)	47.6821	9/25/2017*
Sale of Class A Common Stock	(12,039)	47.6656	9/25/2017*
Sale of Class A Common Stock	(5,828)	48.1462	9/26/2017*
Sale of Class A Common Stock	(53,351)	48.1297	9/26/2017*
Sale of Class A Common Stock	(21,930)	49.6136	9/27/2017*
Sale of Class A Common Stock	(5,927)	49.4998	9/27/2017*

__________________________________

* Represents a sale of Class A Common Stock that was effected in the open market pursuant to a 10b5-1 Sales Trading Plan.

CUSIP NO. 39304D102

HARVEST SMALL CAP PARTNERS, LP

Sale of Class A Common Stock	(15,662)	46.4987	8/22/2017
Sale of Class A Common Stock	(11,888)	46.5885	8/22/2017
Sale of Class A Common Stock	(11,061)	46.8098	8/23/2017
Sale of Class A Common Stock	(12,082)	46.7960	8/23/2017
Sale of Class A Common Stock	(11,274)	47.5239	8/24/2017
Sale of Class A Common Stock	(3,892)	48.5987	9/20/2017*
Sale of Class A Common Stock	(12,194)	48.6140	9/20/2017*
Sale of Class A Common Stock	(3,385)	48.3592	9/21/2017*
Sale of Class A Common Stock	(8,179)	48.3468	9/21/2017*
Sale of Class A Common Stock	(3,529)	48.5337	9/22/2017*
Sale of Class A Common Stock	(10,925)	48.5446	9/22/2017*
Sale of Class A Common Stock	(3,531)	47.6821	9/25/2017*
Sale of Class A Common Stock	(7,174)	47.6656	9/25/2017*
Sale of Class A Common Stock	(3,629)	48.1462	9/26/2017*
Sale of Class A Common Stock	(33,222)	48.1297	9/26/2017*
Sale of Class A Common Stock	(13,059)	49.6136	9/27/2017*
Sale of Class A Common Stock	(3,530)	49.4998	9/27/2017*

HSCP STRATEGIC I, LP

Sale of Class A Common Stock	(15,006)	46.4987	8/22/2017
Sale of Class A Common Stock	(11,390)	46.5885	8/22/2017
Sale of Class A Common Stock	(5,444)	46.8098	8/23/2017

__________________________________

* Represents a sale of Class A Common Stock that was effected in the open market pursuant to a 10b5-1 Sales Trading Plan.

CUSIP NO. 39304D102

Sale of Class A Common Stock	(5,946)	46.7960	8/23/2017
Sale of Class A Common Stock	(5,546)	47.5239	8/24/2017
Sale of Class A Common Stock	(5,543)	48.5987	9/20/2017*
Sale of Class A Common Stock	(17,370)	48.6140	9/20/2017*
Sale of Class A Common Stock	(5,543)	48.3592	9/21/2017*
Sale of Class A Common Stock	(13,399)	48.3468	9/21/2017*
Sale of Class A Common Stock	(5,543)	48.5337	9/22/2017*
Sale of Class A Common Stock	(17,165)	48.5446	9/22/2017*
Sale of Class A Common Stock	(5,543)	47.6821	9/25/2017*
Sale of Class A Common Stock	(11,263)	47.6656	9/25/2017*
Sale of Class A Common Stock	(5,543)	48.1462	9/26/2017*
Sale of Class A Common Stock	(50,751)	48.1297	9/26/2017*
Sale of Class A Common Stock	(20,511)	49.6136	9/27/2017*
Sale of Class A Common Stock	(5,543)	49.4998	9/27/2017*

JEFFREY B. OSHER

(Through the Osher Family Accounts)

Sale of Class A Common Stock	(12,500)	46.5669	8/22/2017
Sale of Class A Common Stock	(12,500)	46.8118	8/23/2017
Sale of Class A Common Stock	(12,500)	47.5008	8/24/2017

CRAIG BAUM

Sale of Class A Common Stock	(750)	46.3950	8/22/2017
Sale of Class A Common Stock	(750)	46.8538	8/23/2017

__________________________________

* Represents a sale of Class A Common Stock that was effected in the open market pursuant to a 10b5-1 Sales Trading Plan.